Exhibit 99.1

7 May 2019

Tiziana Life Sciences plc
(the “Company”)

Notice of Annual General Meeting

Tiziana Life Sciences plc announces that its Annual General Meeting will be held at 10:00 a.m. on Friday 31 May 2019 at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS.

In connection with this, the following documents have been posted to shareholders today:

-	Notice of Annual General Meeting; and
-	Proxy Form.

Copies of the Notice of Annual General Meeting will be available to view on the Company’s website at www.tizianalifesciences.com.

Enquiries:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2853

Cairn Financial Advisers LLP (Nominated Adviser)

Liam Murray / Jo Turner	+44 (0)20 7213 0880